Oglethorpe Power Corporation
2100 East Exchange Place
PO Box 1349
Tucker, GA 30085-1349
phone 770-270-7600
fax 770-270-7872
An Electric Membership Corporation

December 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0404

Attn:  Mr. James Allegretto, Senior Assistant Chief Accountant

Re:	Oglethorpe Power Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 27, 2017
Form 10-Q for the Fiscal Quarter Ended June 30, 2017
Filed August 10, 2017
File No. 0-53908

Dear Mr. Allegretto:

Oglethorpe Power Corporation (An Electric Membership Corporation) (“Oglethorpe”) hereby submits its responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated December 14, 2017 (the “Comment Letter”) pertaining to Oglethorpe’s above-referenced periodic reports.  Please note that each of the Staff’s comments is numbered below to correspond with the order in which they appeared in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financing Activities

Department of Energy-Guaranteed Loan, page 53

1.  Comment:

We note your disclosure within footnote 7(a) on page 85 that you are subject to negative and project-specific covenants under the Loan Guarantee Agreement.  Summarize for us the nature and computation of the covenants you are subject to.  Please tell whether any of such covenants could impact your ability to obtain additional debt financing to a material extent.  If so, please discuss the covenants in question and the consequences of any limitations to the company’s financial condition and operating performance.  See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response:  Oglethorpe’s Loan Guarantee Agreement with the Department of Energy does not include any covenants that limit Oglethorpe’s ability to incur additional debt financing from sources other than the Department of Energy.

Oglethorpe must meet certain conditions to continue advancing the remaining $1.3 billion of the loan guaranteed by the Department of Energy under the Loan Guarantee Agreement.  Oglethorpe describes the conditions that it considers material in footnote 7(a) on page 85 of its Form 10-K for the fiscal year ended December 31, 2016 (“2016 Form 10-K”).  Oglethorpe updated disclosure regarding access to these funds in Note K of its Notes to Unaudited Consolidated Financial Statements beginning on page 19 of its Form 10-Q for the quarter ended September 30, 2017:

On July 27, 2017, we and the Department of Energy entered into Amendment No. 3 to the Loan Guarantee Agreement. Under the amended terms of the Loan Guarantee Agreement, no advances under the Facility will be permitted unless and until such time as Georgia Power, on behalf of the Co-owners (as defined in Note L), has (i) completed comprehensive schedule, cost-to-complete, and cancellation cost assessments (the Cost Assessments) and made a determination to continue construction of Vogtle Units No. 3 and No. 4; (ii) delivered to the Department of Energy an updated project schedule, construction budget, and other information; (iii) entered into one or more agreements with a construction contractor or contractors that will be primarily responsible for construction of Vogtle Units No. 3 and No. 4 and such agreements have been approved by the Department of Energy (together with the Services Agreement (as defined in Note L) and certain related intellectual property licenses (the IP Licenses), the Replacement EPC Arrangements); and (iv) entered into a further amendment to the Loan Guarantee Agreement with the Department of Energy to reflect the Replacement EPC Arrangements.

When the conditions in the preceding paragraph are satisfied, advances may be requested under the Facility on a quarterly basis through December 31, 2020. The timing of satisfaction of these conditions is currently uncertain but likely to be satisfied in 2018. In addition to the conditions described above, future advances are subject to satisfaction of customary conditions, including certification of compliance with the requirements of the Title XVII Loan Guarantee Program, accuracy of project-related representations and warranties, delivery of updated project-related information, our continued ownership of our interest in Vogtle Units No. 3 and No. 4 free and clear of any liens except those permitted under the Loan Guarantee Agreement, evidence of compliance with the prevailing wage requirements of the Davis-Bacon Act, as amended, and certification from the

Department of Energy’s consulting engineer that proceeds of the advance are used to reimburse eligible project costs.

Oglethorpe discusses the impact of being unable to draw the full amount of the loan in the following sections of its 2016 Form 10-K:

•                                          Item 1A — Risk Factors, “Continued access to the committed funds under this loan requires us to meet certain conditions related to our business and the Vogtle project and also requires certain third parties related to the Vogtle project to comply with certain laws. In addition, a failure by the Contractor to perform its obligations under the EPC Agreement could, under certain circumstances, impact our ability to make further advances under the Department of Energy guaranteed loan and give the Department of Energy discretion to require that we repay all amounts outstanding under the loan guarantee agreement over a five-year period. In the event that we are unable to draw the full amount of this loan or are required to repay amounts outstanding over a five year period, we expect that we would finance those project expenditures in the capital markets which would likely be at a higher cost.” (page 25)

•                                          Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Financing Activities — Department of Energy-Guaranteed Loan, “…[d]epending on... the final amount advanced under the Department of Energy-guaranteed loan, there may be a need for additional capital market financing.” (page 54)

Oglethorpe notes that the Loan Guarantee Agreement is incorporated by reference as exhibit 4.11.4 to its 2016 Form 10-K (initially filed as exhibit 4.3 to Oglethorpe’s Form 8-K filed on February 20, 2014, File No. 000-53908).

Item 8. Financial Statements and Supplementary Data

r. Regulatory assets and liabilities, page 72

2.  Comment:

Please explain to us the nature of the regulatory asset (h) described as “effects on net margin of the Smith and Hawk Road Energy Facilities.”  In this regard, please tell us your basis under GAAP for deferring the amount and how such amount represents an incurred cost.

Response:  Oglethorpe purchased the Hawk Road Energy Facility in 2009 and the Thomas A. Smith Energy Facility (formerly known as the Murray Energy Facility) in 2011.  On January 1, 2016, Oglethorpe integrated the Smith and Hawk Road facilities into the mix of assets that it utilizes to meet its members’ power supply needs. Prior to 2016, Oglethorpe owned and operated both of these facilities; however, Smith was used primarily for third party sales and Hawk Road was available to seven of Oglethorpe’s members pursuant to a power purchase agreement in place at the time of acquisition.

In assessing the benefits of acquiring each of these facilities versus constructing new combined cycle or combustion turbine facilities, it was determined that Oglethorpe’s members generally would not need the power until the 2016 timeframe. Therefore, Oglethorpe’s analysis of buying the facilities in 2009 and 2011, respectively, versus constructing new generation facilities later included the deferral of the net costs associated with owning the facilities until Oglethorpe’s members required the power in 2016.  Oglethorpe included each facility’s net deferral costs during the period from acquisition through December 31, 2015 as part of that facility’s respective acquisition cost as a more accurate measure of the cost to acquire the facility.

The regulatory asset for Smith and the regulatory liability for Hawk Road represent the deferral of the net results of operations from each facility, including related interest costs, during the interim period from the acquisition date of the respective asset through December 31, 2015.  In accordance with the guidance in FASB ASC 980 for regulatory assets and liabilities, Oglethorpe’s board of directors and the Rural Utilities Service each approved the deferral of the net results of the Smith and Hawk Road energy facilities through December 31, 2015. Based on ASC 980 and those approvals, the respective regulatory asset and regulatory liability are each being amortized over the remaining useful life of the related facility.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Requirements and Liquidity and Sources of Capital

Vogtle Units No. 3 and No. 4, page 28

3.  Comment:

We note your disclosure on page 31 which indicates you anticipate total monthly costs related to the continued construction of the nuclear units, including interest during construction, through the remainder of 2017 to be approximately $70 million per month, which assumes you receive your proportionate share of the proceeds from the Toshiba Guarantee Settlement Agreement.  Please explain to us and disclose how a failure by Toshiba to perform under the Guarantee Settlement Agreement would impact your liquidity and projected monthly costs.

Response:  Pursuant to the Guarantee Settlement Agreement between Toshiba and the Co-owners, Toshiba was initially obligated to pay the Co-owners $3.68 billion in monthly installments from October 2017 through January 2021. As a 30% owner of Vogtle Units No. 3 and No. 4, Oglethorpe’s proportionate share of Toshiba’s payments under the Guarantee Settlement Agreement is $1.1 billion. On December 8, 2017, as disclosed Oglethorpe’s Form 8-K filed on December 11, 2017, Oglethorpe, the other Co-owners and Toshiba amended the Guarantee Settlement Agreement to provide for payment of the remaining balance by December 15, 2017.

Toshiba paid the remaining balance of $3.225 billion on December 14, 2017, of which Oglethorpe’s proportionate share was $967.5 million.

The estimated $70 million per month expenditure rate disclosed in the Form 10-Q for the quarterly period ended June 30, 2017 was based on an average of anticipated project-related costs through the remainder of 2017, less scheduled guarantee payments from Toshiba.  Toshiba was scheduled pay $450 million to the Co-owners during 2017 and Oglethorpe’s proportionate share of those payments was $135 million. Oglethorpe included the table of scheduled payments in its Form 8-K filed on June 19, 2017 (incorporating by reference exhibit 10.1 of Georgia Power Company’s Form 8-K filed with the SEC on June 16, 2017). Not including Toshiba’s payments under the Guarantee Settlement Agreement, Oglethorpe’s anticipated monthly expenditures through the end of 2017 would have averaged approximately $100 million per month.  However, Oglethorpe notes that any short-term failure by Toshiba to make payments under the Guarantee Settlement Agreement would have been mitigated by the Co-owners’ ability to draw on the $920 million Westinghouse Letters of Credit.

Oglethorpe had specifically identified and addressed the risk of non-performance by Toshiba under “Risk Factors” in its Form 10-Q for the quarters ended June 30, 2017 (pages 36-39) and September 30, 2017 (page 40).  With Toshiba’s payment in full of the Guarantee Settlement Agreement, Oglethorpe no longer views Toshiba’s performance as a material risk.

*     *     *     *     *

If you have any questions or want to discuss any of Oglethorpe’s responses, please call me at 770.270.7168 or Herbert J. Short, our securities counsel at Eversheds Sutherland, at 404.853.8491.

Sincerely,

/s/ Elizabeth B. Higgins
Elizabeth B. Higgins
Executive Vice President and
Chief Financial Officer

cc:

Robert Babula, Staff Accountant, Securities and Exchange Commission

Michael L. Smith, President and Chief Executive Officer, Oglethorpe Power Corporation

Annalisa M. Bloodworth, Senior Vice President and General Counsel, Oglethorpe Power Corporation

G. Kenneth Warren, Vice President, Controller, Oglethorpe Power Corporation

Herbert J. Short, Jr., Eversheds Sutherland (US) LLP

Darryl F. Smith, Eversheds Sutherland (US) LLP